Exhibit 99.5

LinkedIn Post:

We are excited to announce that LogicBio Therapeutics has entered into an agreement to be acquired by Alexion in a transaction that we hope will accelerate our mission to deliver the hope of genetic medicine to patients with rare diseases. Learn more about this transaction in the press release issued today